SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Advanced Mineral Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
 (Title of Class of Securities)

None
 (CUSIP Number)

Johan Magnus Einar Ulander c/o Overseas Management Trust (B.V.I.) Ltd., OMC Chambers, P.O. Box 3152, Road Town, Tortula, British Virgin Islands
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 10, 2011
 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

————————————————————————————————————
1.           Names of Reporting Person

    Conventus Ltd.
———————————————————————————————————————————
2.           Check the Appropriate Box if a Member of a Group
(a)           [   ]
(b)           [X]
———————————————————————————————————————————
3.           SEC Use Only
———————————————————————————————————————————
4.           Source of Funds
WC
———————————————————————————————————————————
5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[   ]
———————————————————————————————————————————
6.           Citizenship or Place of Organization
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
35,990,965
———————————————————————————
8. Shared Voting Power
0
———————————————————————————
9. Sole Dispositive Power
35,990,965
———————————————————————————
10. Shared Dispositive Power
0

———————————————————————————————————————————
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
35,990,965
———————————————————————————————————————————
12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                                                                                                                        [   ]
———————————————————————————————————————————
13.           Percent of Class Represented by Amount in Row (11)
55.56%*
———————————————————————————————————————————
14.           Type of Reporting Person
CO
____________________________

————————————————————————————————————
1.           Names of Reporting Persons

Johan Ulander
———————————————————————————————————————————
2.           Check the Appropriate Box if a Member of a Group
(a)           [   ]
(b)           [X]
———————————————————————————————————————————
3.           SEC Use Only
———————————————————————————————————————————
4.           Source of Funds
       AF
———————————————————————————————————————————
5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[   ]
———————————————————————————————————————————
6.           Citizenship or Place of Organization
Finland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
35,990,965
———————————————————————————
8. Shared Voting Power
0
———————————————————————————
9. Sole Dispositive Power
35,990,965
———————————————————————————
10. Shared Dispositive Power
0

———————————————————————————————————————————
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
35,990,965
———————————————————————————————————————————
12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                                                                                                                        [   ]
———————————————————————————————————————————
13.           Percent of Class Represented by Amount in Row (11)
55.56%
———————————————————————————————————————————
14.           Type of Reporting Person

IN
_________________________________

Item 1.                                Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Advanced Mineral Technologies, Inc., a Nevada corporation (the “Issuer”).

Additionally, the stockholder equity of the Issuer includes Series A Convertible Preferred Stock (the “Preferred Stock”), which is convertible at any time, at the holder’s election, into Common Stock of the Issuer.

The address of the principal executive office of the Issuer is Route 1, Box 1092, Fairfield, Idaho 83327.

Item 2.                                Identity and Background

This statement of beneficial ownership is jointly filed by and on behalf of Conventus Ltd. (“Conventus”) and Johan Ulander (collectively, the “Reporting Persons”).  Mr. Ulander is the Chief Executive Officer and sole member of Conventus and may be deemed to beneficially own the Common Stock and Preferred Stock that may be beneficially owned Conventus.

The principal business of Conventus is holding and managing investment interests in various mining, real estate and other projects.  The principal occupation of Mr. Ulander is investment management.  The business address of each of the Reporting Persons is c/o Overseas Management Trust (B.V.I.) Ltd., OMC Chambers, P.O. Box 3152, Road Town, Tortula, British Virgin Islands.  Conventus is a company incorporated under the laws of the British Virgin Islands.  Mr. Ulander is a citizen of Finland.

During the last five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Neither the filing of this statement nor anything herein shall be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any other purpose, the beneficial owner of any securities covered by this statement.

The Reporting Persons have entered into a Joint Filing Agreement and Power of Attorney, dated as of March 21, 2011, a copy of which is attached as Exhibit 1 to this Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration

Pursuant to a Share Purchase Agreement dated March 10, 2011 (the “Share Purchase Agreement”), Conventus agreed to purchase 19,251,673 shares of Common Stock and 16,739,292 shares of Preferred Stock (which is convertible into Common Stock) from Phil Cash and Bil Zeleny.  A copy the Share Purchase Agreement is attached as Exhibit 2 to this Schedule 13D.  Messrs. Cash and Zeleny each are directors of the Issuer.  Mr. Cash also serves as President and Chief Executive Officer of the Issuer.  Mr. Zeleny also serves as Chief Financial Officer and Treasurer of the Issuer.

Pursuant to the Share Purchase Agreement, Conventus agreed to purchase the following:

Selling Shareholder	Shares	Class
Phil Cash	17,675,944	Common
Phil Cash	13,305,942	Preferred
Bil Zeleny	1,575,729	Common
Bil Zeleny	3,433,350	Preferred
	35,990,965 total

Conventus agreed to a purchase price of $0.01 per share of the aggregate 35,990,965 shares of Common Stock and Preferred Stock, for a total purchase price of $359,909.65.  Of that amount, $110,000 has been paid to date by Conventus, and the remaining balance is due by Conventus in equal installments on April 15, 2011 and May 15, 2011.

The source of the funds used to make the payments to date for the purchase of the securities was, and the source of funds for all future payments is expected to be, the working capital of Conventus contributed from the personal funds of its sole member.

Item 4.                                Purpose of Transaction

The securities covered by this statement of beneficial ownership were acquired for investment purposes.  The Reporting Persons believe that the Common Stock and the Preferred Stock of the Issuer represents an attractive investment opportunity.

The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment.  In connection with that evaluation, the Reporting Persons intend to meet with the board of directors and members of senior management, and communicate publicly or privately with other shareholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to shareholders generally.  The Reporting Persons specifically intend to communicate with Dr. Bruce Stanley Butcher, another shareholder of the Issuer, in an effort to resolve litigation Dr. Butcher has initiated with respect to the Issuer and otherwise enhance shareholder value.

The Reporting Persons believe that they have acquired a controlling position in the Issuer and intend to exercise all rights in accordance with that position.  Having obtained the controlling shares covered by this statement of beneficial ownership pursuant to the Share Purchase Agreement with two directors and senior officers of the Issuer, the Reporting Persons believe that existing management of the Issuer will be receptive to discussions with the Reporting Persons to enhance shareholder value.  As part of such discussions with the Issuer, as well as discussions with other shareholders of the Issuer including Dr. Butcher, the Reporting Persons intend to make recommendations regarding changes in the strategic direction of the Issuer as a means of enhancing shareholder value, such as through the acquisition of additional mining properties, and may make recommendations to change composition of the Issuer’s officers or board of directors.

At the time of filing this statement, the Reporting Persons have no plans to purchase additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, but may engage in such transactions in the future.

Except as otherwise described herein, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as the Reporting Persons may determine.

Item 5.                                Interest in Securities of the Issuer

According to information provided by the Issuer in its most recent filing under the Act, Amendment No. 4 to the Form 10 filed by the Issuer on January 3, 2011 (the “Form 10”), there were 48,042,053 shares of Common Stock and 16,889,292 shares of Preferred Stock issued and outstanding as of that date.  Also, according to information provided by the Issuer in Note 8 to the Consolidated Financial Statements included in the Form 10, Preferred Stock of the Issuer is entitled to two votes per share on all matters submitted to a vote of shareholders of the Issuer.  Further, according to information provided by the Issuer in Note 8 to the Consolidated Financial Statements included in the Form 10, Preferred Stock is convertible at a one to one ratio of Common Stock; therefore, assuming conversion of the 16,739,292 shares of Preferred Stock beneficially owned by the Reporting Persons, there would be 64,781,345 shares of Common Stock outstanding.

(a)           Assuming the conversion of the Preferred Stock they beneficially own, the Reporting Persons may be deemed the beneficial owner of 35,990,965 shares of Common Stock, which would then represent 55.56% of the Issuer’s shares of Common Stock.  (Excluding the conversion of the Preferred Stock, the Reporting Persons may be deemed the beneficial owner of 19,251,673 shares of Common Stock, which represents 40.07% of the Issuers’ outstanding shares of Common Stock.)

(b)           The Reporting Persons have the power to vote and dispose of 35,990,965 shares of Common Stock, which assumes the conversion at a one to one ratio of the 16,739,292 shares of Preferred Stock beneficially owned by the Reporting Persons.   If the Preferred Stock is not converted by the Reporting Persons, then the two votes per share of Preferred Stock equates to the power to vote 52,730,257 total shares at a meeting of shareholders of the Issuer, which represents 64.45% of the Issuer’s issued and outstanding Common Stock and Preferred Stock.

(c)           Except as otherwise described above, no transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person.

(d)           No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.  Specifically, but without limitation, Mr. Ulander is the sole member of Conventus and no other person has voting or dispositive power over the shares of Common Stock of the Issuer held by Conventus, nor does any other person the right to receive distributions relating to their membership interests in Conventus.

(e)           Not Applicable

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

Item 7.                                Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement and Power of Attorney, dated as of March 21, 2011, by and among Conventus Ltd. and Johan Ulander
Exhibit 2	Share Purchase Agreement, dated as of March 10, 2011

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 21, 2011

/s/ Johan Ulander
  Johan Ulander

Conventus Ltd.

By:  /s/ Johan Ulander
  Name:  Johan Ulander
  Title:  Chief Executive Officer

Exhibit 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, $0.001 par value per share, of Advanced Mineral Technologies, Inc. beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

Know all men by these presents, that each party hereto hereby constitutes and appoints Johan Ulander as the true and lawful attorneys-in-fact and agents, or attorney-in-fact and agent, of such party with full power and authority and full power of substitution and resubstitution, for, in the name of, and on behalf of such party, place and stead, in any and all capacities, (i) to execute any and all filings required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, supplement, and/or exhibit thereto), for, in the name of, and on behalf of such party, (ii) to do and perform any and all acts for, in the name of, and on behalf of such party which said attorneys-in-fact, or any of them, determine may be necessary or appropriate to complete and execute any and all such filings, amendments, supplements, and/or exhibits, and any and all other document(s) in connection therewith, (iii) to file such filings, amendments, supplements, exhibits, and/or documents with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and (iv) to perform any and all other acts that said attorney-in-fact or agents, or any of them, determine may be necessary or appropriate in connection with the foregoing that may be in the best interest of or legally required by such party, granting unto said attorney-in-fact and agents, or any of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such party might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents shall do or cause to be done by virtue hereof. Each party hereto hereby acknowledges that the foregoing attorney-in-fact and agents in serving in such capacity at the request of such undersigned party, is not assuming any of the responsibilities of the undersigned to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement and Power of Attorney.  This Joint Filing Agreement and Power of Attorney may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 21st day of March, 2011.

/s/ Johan Ulander
             Johan Ulander

Conventus Ltd.

By:  /s/ Johan Ulander
  Name:  Johan Ulander
  Title:  Chief Executive Officer